

May 28, 2014

Via E-mail
Calvin A. Wallen, III
President and Chief Executive Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75238

> **Re:** **Cubic Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 9, 2014**
> **File No. 333-193298**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended June 30, 2013**
> **Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed May 9, 2014**
> **File No. 1-34144**

Dear Mr. Wallen:

We have limited our review of your amended filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Please update the financial information in your registration statement to comply with Rule 8-08 of Regulation S-X. Note that this comment applies to both the historical financial statements and the pro forma financial information. Regarding the pro forma financial information, please note that, to the extent the transactions are already reflected in your historical balance sheet, a pro forma balance sheet is not required. See note 2 to Rule 8-01 and Rule 11-02(c)(i) of Regulation S-X.

Amendment No. 2 to Form 10-K for the Fiscal Year ended June 30, 2013

Business, page 1

Oil and Gas Reserves, page 9

Productive Wells and Acreage, page 12

2.   We note you have revised the tabular disclosure in Amendment No. 2 to Form 10-K of your productive wells at June 30, 2013 to include 18 gross and 18 net productive oil wells. Please reconcile your revised tabular disclosure with the statement on page 12 that "we had no oil wells at June 30, 2013." Also reconcile your revised tabular disclosure with the comparable disclosure on page 24 in Amendment No. 2 to Form S-1 of no gross or net productive oil wells and a total of 64 gross and 13.41 net productive wells.

Notes to Financial Statements

Note J-Oil and Gas Reserves Information (Unaudited), page F-29

3.   We note in response to our prior comment 8 in the letter dated April 8, 2014 that you expanded the disclosure on page F-30 to provide the net quantities of proved undeveloped and proved developed reserves by product type at the beginning and end of the year for each of the periods presented. However, we re-issue our prior comment relating to the disclosure of the net changes in proved reserves for the periods ending June 30, 2013, 2012 and 2011 provided on pages F-29 and F-30. Please note the current presentation format does not comply with the disclosure requirements set forth in FASB ASC paragraph 932-235-50-5 as illustrated in the guidance provided in FASB ASC paragraph 932-235-50-2. The disclosure under FASB ASC paragraph 932-235-50-5 requires that you present the changes in the total net quantities of your proved reserves by product type represented by the sum of your proved developed and proved undeveloped reserves, rather than providing such information separately for proved developed reserves and for proved undeveloped reserves. Please revise your disclosure accordingly.

For additional guidance in complying with the presentation format, please refer to the example provided in FASB ASC paragraph 932-235-55-2 on page 21 at the following website address: http://www.fasb.org/cs/BlobServer?blobcol=urldata&blobtable=MungoBlobs&blobkey=id &blobwhere=1175820075990&blobheader=application/pdf.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended December 31, 2013

4.   We note the review report for your interim period financial statements as of and for the quarter ended December 31, 2013, filed with your recent amendment to the registration

statement was dated May 9, 2014. Please amend your Form 10-Q to include the most recent review report.

Amendment No. 3 to Form 8-K

Exhibit 99.3

Note 4 – Supplemental Financial Information for Natural Gas and Oil Producing Activities (Unaudited), page 11

5.   We note in response to our prior comment 11 you now present total proved reserve quantities as of December 31, 2012 for the properties you acquired from Gastar, Navasota and Tauren. Please also disclose proved developed reserves and proved undeveloped reserves for each of these acquired properties as required by FASB ASC 932-235-50-3 through 50-11B.

6.   In addition, as previously requested, please present the standardized measure of discounted future cash flows for these acquisitions as of December 31, 2012 as we note you continue to present this information as of June 30, 2013.

Exhibit 99.4

7.   As previously requested in our prior comment 16, please present pro forma reserve quantity information as of June 30, 2013

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Gallagher, Staff Accountant, at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director